Exhibit 99.13
Wipro Limited — Results for the Quarter and nine months ended December 31, 2005
Wipro Limited — Consolidated Audited Segment-Wise
Business performances for the quarter and nine months ended
December 31, 2005 (In Rs. Million)

	Quarter ended			Nine months ended
Particulars	December 31,			December 31,			Year ended
	2005	2004	Growth %	2005	2004	Growth %	March 31, 2005

Revenues
IT Services	19,269	14,190	36	51,895	39,621	31	54,230
Acquisitions	59	—		59	—		—
BPO Services	1,895	1,698	12	5,535	4,723	17	6,523
Global IT Services and Products	21,223	15,888	34	57,489	44,344	30	60,753
India and AsiaPac IT Services and Products	3,992	3,421	17	11,354	9,122	24	13,964
Consumer Care and Lighting	1,549	1,289	20	4,350	3,496	24	4,723
Others	675	503	34	1,933	1,615	20	2,258

Total	27,439	21,101	30	75,126	58,577	28	81,698

Profit Before Interest and Tax (PBIT)
IT Services	4,941	3,816	29	13,339	10,912	22	14,835
Acquisitions	16	—		16	—		—
BPO Services	305	323	-6	689	981	-30	1,206
Global IT Services and Products	5,262	4,139	27	14,044	11,893	18	16,041
India and AsiaPac IT Services and Products	376	271	39	893	627	42	1,042
Consumer Care and Lighting	209	175	19	591	495	19	672
Others	74	177	-58	273	316	-14	397

Total	5,921	4,762	24	15,801	13,331	19	18,152

Interest (Net) and Other Income	369	185		870	598		796
PROFIT BEFORE TAX	6,290	4,947	27	16,671	13,929	20	18,948
Income Tax expense including Fringe Benefit Tax	(949)	(722)		(2,408)	(2,035)		(2,750)
Profit before Share in earnings/(losses) of Affiliates and minority interest	5,341	4,225	26	14,263	11,894	20	16,198
Share in earnings of affiliates	94	71		233	133		175
Minority interest	—	(28)		(1)	(72)		(88)
PROFIT AFTER TAX	5,435	4,268	27	14,495	11,955	21	16,285
Earnings per share — EPS
(PY: Adjusted EPS for bonus issue in ratio of 1:1) — in Rs.
Basic	3.86	3.07		10.33	8.60		11.70
Diluted	3.80	3.02		10.18	8.54		11.60
Operating Margin
IT Services	26%	27%		26%	28%		27%
Acquisitions	27%	—		27%	—		—
BPO Services	16%	19%		12%	21%		18%
Global IT Services and Products	25%	26%		24%	27%		26%
India and AsiaPac IT Services and Products	9%	8%		8%	7%		7%
Consumer Care and Lighting	13%	14%		14%	14%		14%

Total	22%	23%		21%	23%		22%

Capital employed
IT Services	21,555	18,532		21,555	18,532		21,416
Acquisitions	2,448	—		2,448	—		—
BPO Services	10,542	8,177		10,542	8,177		8,472
Global IT Services and Products	34,545	26,709		34,545	26,709		29,888
India and AsiaPac IT Services and Products	2,314	1,417		2,314	1,417		1,370
Consumer Care and Lighting	1,028	659		1,028	659		917
Others	34,737	23,733		34,737	23,733		21,538

Total	72,624	52,518		72,624	52,518		53,713

Capital Employed Composition
IT Services	30%	35%		30%	35%		40%
Acquisitions	3%	—		3%	—		—
BPO Services	15%	16%		15%	16%		16%
Global IT Services and Products	48%	51%		48%	51%		56%
India and AsiaPac IT Services and Products	3%	3%		3%	3%		3%
Consumer Care and Lighting	1%	1%		1%	1%		2%
Others	48%	45%		48%	45%		39%

Total	100%	100%		100%	100%		100%

Return on average capital employed
IT Services	92%	88%		83%	86%		81%
Acquisitions	5%	—		2%	—		—
BPO Services	12%	17%		10%	18%		16%
Global IT Services and Products	64%	66%		58%	65%		62%
India and AsiaPac IT Services and Products	72%	67%		65%	50%		63%
Consumer Care and Lighting	82%	101%		81%	105%		89%

Total	34%	38%		33%	39%		39%

Notes to segment report:
1. The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by The Institute of Chartered Accountants of India.
2. Segment revenue includes exchange differences which are reported in other income in the financial statements.
3. PBIT for the quarter and nine months ended December 31, 2005 is after considering restricted stock unit amortisation of Rs. 156 Million and Rs. 479 Million respectively. PBIT of Global IT Services and Products for the quarter and nine months ended December 31, 2005 is after considering restricted stock unit amortisation of Rs. 135 Million and Rs. 413 Million respectively.
4. Capital employed of ‘Others cash and cash equivalents including liquid mutual funds of Rs. 34,972 Million (as of December 31, 2004: Rs. 24,845 Million & as of March 31, 2005: Rs. 28,497 million).
5. The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined in the table alongside:

					(In Rs. Million)

	Quarter ended				Nine months ended
Geography	December 31,				December 31,
	2005	%	2004	%	2005	%	2004	%

India	5,497	20	4,560	22	15,396	20	12,937	22
USA	13,779	50	10,854	51	37,873	51	30,590	52
Europe	6,578	24	4,472	21	17,291	23	11,951	20
Rest of the World	1,585	6	1,207	6	4,566	6	3,100	6

Total	27,439	100	21,101	100	75,126	100	58,577	100

6. For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.
7. Until June 30, 2005, the Company reported Global IT Services and Products as an integrated business segment. Effective July 2005, the Company reorganized the management structure of Global IT Services and Products Segment, the segment reporting format has been changed accordingly. Revenues, operating profits and capital employed of Global IT Services business are now segregated into IT Services and BPO services.
8. Effective December 1, 2005, the Company acquired 100% equity of MPower Software Services Inc. and its subsidiaries (MPower) including the minority shareholding held by MasterCard International in MPact India, a joint venture between MasterCard International and MPower Inc., for an cash consideration of Rs. 1,275 Million. MPower Software Services Inc. is a US based company engaged in providing IT services in the payments space.
As a part of this acquisition, Wipro aims to provide MasterCard a wide range of services including application development and maintenance, infrastructure services, package implementation, BPO and testing. Through this acquisition, Wipro is able to expand domain expertise in payment space and increase the addressable market for IT services. The Company has made preliminary determination of the carrying value of assets and liabilities of MPower as at December 31, 2005 and has recorded goodwill of Rs. 1,089 Million. The Company is in the process of making a final determination of the carrying value of assets and liabilities, which may result in changes in the carrying value of goodwill and net assets recorded.
9. On December 28, 2005 the Company acquired 100% equity of BVPENTE and its subsidiaries (New Logic). New logic is an European System on Chip design company. The consideration includes cash consideration of Rs. 1,157 Million and earn outs of Euro 26 Million to be determined and paid in future based on financial targets being achieved over a 3 year period. Through this acquisition, the Company has acquired strong domain expertise in semiconductor IP cores and complete system-on-chip solutions with digital, analog mixed signal and RF design services. The acquisition also enables the Company to access over 20 customers in the product engineering space. The Company has made preliminary determination of the carrying value of assets and liabilities of New Logic as at December 31, 2005 and has recorded goodwill of Rs. 840 Million. The Company is in the process of making a final determination of the carrying value of assets and liabilities, which may result in changes in the carrying value of goodwill and net assets recorded.
10. As at December 31, 2005, revenues & operating profits of MPower are reported separately under ‘Acquisitions’. Capital employed (including goodwill of MPower and New Logic are reported separately under ‘Acquisitions’.
11. As of December 31, 2005, forward contracts and options (including zero cost collars) to the extent of USD 303 Million have been assigned to the foreign currency assets as on the balance sheet date. The Proportionate premium / discount on the forward contracts for the period up to the date of balance sheet is recognized in the profit and loss account. The exchange difference measured by the change in exchange rate between inception of forward contract and the date of balance sheet is applied on the foreign currency amount of the forward contract and recognized in the profit and loss account.
Additionally, the Company has designated forward contracts and options to hedge highly probable forecasted transactions. The Company also designates zero cost collars to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range. The range comprised an upper and lower strike price. At maturity if the exchange rate remains within the range the Company realizes the cash inflows at spot rate, otherwise the Company realizes the inflows at the upper or lower strike price.
The gain or loss on the forward contracts and options are recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. In respect of option / forward contracts which are not designated as hedge of highly probably forecasted transactions, realized / unrealized gain or loss are recognized in the profit and loss account of the respective periods.
As at the balance sheet date, the Company had forward / option contracts to sell USD 512 Million in respect of highly probable forecasted transactions. the effect of marked to market and of intermediary roll over / expiry of the said forward contracts is a gain of Rs. 72 Million. The final impact of such contracts will be recognized in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.
12. In August 2005, the Company issued bonus shares in the ratio of one additional equity share for every equity share of ADS held.
13. The Company has been granting restricted stock units (RSUs) since October 2004. the RSUs generally vest equally at annual intervals over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years. As permitted by generally accepted accounting principles in the United States (US GAAP), the Company applies a similar straight line amortization method for financial reporting under US GAAP. The company has been advised by external counsel that the straight line amortization complies with SEBI guidelines.
However, an alternative interpretation could result in amortization of the cost on an accelerated basis. Under this approach, the amortization in the initial years would be higher with a lower charge in subsequent periods (though the overall charge over the full vesting period will remain the same). If the Company were to amortize the cost on an accelerated basis, profit before taxes and profit after tax for three months ended December 31, 2005 would have been lower by Rs. 43 Million & Rs. 37 Million and for nine months ended December 31, 2005 would have been lower by 462 Million & Rs. 425 Million respectively. Similarly, the profit before taxes and profit after tax for the year ended March 31, 2005 would have been lower by Rs. 443 Million and Rs. 409 Million respectively. This would effectively increase the profit before and after tax in later years by similar amounts.
The Company is awaiting further clarification on the matter.
14. a) In accordance with Accounting Standard 21 “Consolidated financial statements” issued by the Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.
b) The Company has a 49% equity interest in Wipro GE Medical Systems Private limited (Wipro GE), an entity in which General Electric, USA holds the majority equity interest. The shareholders agreement provides specific rights to the two shareholders. Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements”.
c) In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals have been accounted for by equity method of accounting.
WIPRO LIMITED
Regd. Office Doddakannelli,
Sarjapur Road, Bangalore-560035.
www.wipro.com

By order of the Board
Place: Bangalore	Azim H Premji
Date: January 18, 2006	Chairman

Wipro Limited — Stand alone — Parent Company
Audited Financial Statements for the quarter and nine months ended
December 31, 2005 (In Rs. Million)

	Quarter ended		Nine months ended		Year ended
Particulars	December 31,		December 31,		March 31,
	2005	2004	2005	2004	2005

REVENUES	24,678	18,735	67,499	51,800	72,456
Cost of Sales / Services
a. Consumption of raw materials*	2,717	2,866	8,959	7,591	11,106
b. Other expenditure	12,923	8,807	33,863	24,697	34,469
Gross Profit	9,038	7,062	24,677	19,512	26,881
Selling and Marketing expenses	1,629	1,340	4,678	3,864	5,111
General and administrative expenses	1,243	927	3,121	2,231	3,095

Operating Profit before interest and depreciation	6,166	4,795	16,878	13,417	18,675

Interest expense	19	19	28	46	56
Depreciation	604	498	1,752	1,296	1,860

Operating Profit after interest and depreciation	5,543	4,278	15,098	12,075	16,759

Other income	359	187	828	624	811
Profit before tax	5,902	4,465	15,926	12,699	17,570
Provision for tax	851	700	2,296	1,965	2,622

PROFIT FOR THE PERIOD	5,051	3,765	13,630	10,734	14,948

Paid up equity share capital	2,841	1,404	2,841	1,404	1,407
Reserves	63,369	43,117	63,369	43,117	47,517
Earnings per share (EPS) - in Rs.
(PY: Adjusted EPS for bonus issue in ratio of 1:1)
Basic	3.58	2.71	9.71	7.72	10.74
Diluted	3.53	2.66	9.57	7.67	10.64
Aggregate of non-promoters shareholding
Number of shares	259,602,839	234,765,602	259,602,839	234,765,602	237,664,784
(PY: Adjusted for bonus issue in ratio of 1:1)
Percentage of holding	18.27	16.72	18.27	16.72	16.89
Details of expenditure
Items exceeding 10% of total expenditure Staff Cost	10,488	8,081	29,142	21,975	30,425
* Includes Increase / (Decrease) in finished and processed stocks	(74)	(134)	(88)	(49)	(93)
Status of Redressal of Complaints received for the period
from October 1, 2005 to December 31, 2005

	Opening balance	Complaints received	Complaints disposed
Nature of Complaints	for the quarter	during the quarter	during the quarter	Unresolved
Complaints with respect to transfer / transmission / split / consolidation / exchange / duplicate issue of shares	0	52	52	0
Complaints with respect to Dematerialisation / Rematerialistion of Shares	0	0	0	0
Complaints with regard to non-receipt of Corporate benefits like Dividend / non-receipt of Dividend warrants / Interest / Bonus Shares	6	310	316	0

Total	6	362	368	0

Notes:
(1) The above financial results were approved by the Board of Directors of the Company at its meeting held on January 18, 2006. There are no qualifications in the report issued by the Auditors for these periods.
(2) During the nine month period ended December 31, 2005, the company made additional investments in Wipro Inc. and Wipro Holdings UK Limited, of Rs. 1,275 Million and Rs. 1,157 Million respectively. In December 2005 Wipro Inc. acquired MPower Software Services Inc. USA & its subsidiaries and Wipro Holdings UK Limited acquired NewLogic Technologies AG, Austria & its subsidiaries.
(3) In August 2005, the Company issued bonus shares in the ratio of one additional equity share for every equity share or ADS held.
(4) In July 2005, the members of the Company have approved the scheme of amalgamation of Wipro BPO Solutions, Spectramind Limited, Mauritius and Spectramind Limited, Bermuda with the Company. The scheme of amalgamation, on obtaining necessary statutory approval would be operative from the appointed date of April 1, 2005.
(5) The Company has been granting restricted stock units (RSUs) since October 2004. The RSUs generally vest equally at annual intervals over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years. As permitted by generally accepted accounting principles in the United States (US GAAP), the Company applies a similar straight line amortization method for financial reporting under US GAAP. The company has been advised by external counsel that the straight line amortization complies with SEBI guidelines.
However, an alternative interpretation could result in amortization of the cost on an accelerated basis. Under this approach, the amortization in the initial years would be higher with a lower charge in subsequent periods (though the overall charge over the full vesting period will remain the same). If the Company were to amortize the cost on an accelerated basis, profit before taxes and profit after tax for three months ended December 31, 2005 would have been lower by Rs. 43 Million and for nine months ended December 31, 2005 would have been lower by Rs. 462 Million & 425 Million respectively. Similarly, the profit before taxes and profit after tax for the year ended March 31, 2005 would have been lower by Rs. 443 Million and Rs. 409 Million respectively. This would effectively increase the profit before and after tax in later years by similar amounts.
The Company is awaiting further clarification on the matter.